Exhibit 12
General Electric Company
Ratio of Earnings to Fixed Charges

	(Dollars in millions)	Nine months ended September 30, 2006

	General Electric Company and consolidated affiliates
	Earnings from continuing operations before income taxes and minority interest	$17,545
Plus:	Interest and other financial charges included in expense	14,179
	One-third of rental expense (a)	496
	Adjusted “earnings”	$32,220

	Fixed Charges:
	Interest and other financial charges	$14,179
	Interest capitalized	59
	One-third of rental expense (a)	496
	Total fixed charges	$14,734

	Ratio of earnings to fixed charges	2.19

(a)	Considered to be representative of interest factor in rental expense.